FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]       Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]       No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 02 - 2006 issued by A/S STEAMSHIP COMPANY TORM (the "Company") announcing its agenda for the Annual General Meeting of the Company's Directors and Shareholders to be held on April 19, 2006.

Exhibit 1
---------

                            ANNOUNCEMENT NO. 2 - 2006

                                                       27 March 2006

Agenda for the Annual General Meeting of Directors and Shareholders

Enclosed please find agenda for the Annual General Meeting of Directors and Shareholders of A/S Dampskibsselskabet TORM to be held on 19 April 2006.



Contact                           N. E. Nielsen, Chairman, tel.: +45 72 27 00 00



SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.
--------------------------------------------------------------------------------

                                     AGENDA

             Annual general meeting of directors and shareholders of
            Aktieselskabet Dampskibsselskabet TORM (CVR NO 22460218)

                                  to be held on

                     Wednesday, 19 April 2006 at 10:00 hours

                            at Radisson SAS Falconer
                                 Falkoner Alle 9
                              DK-2000 Frederiksberg

                                       ***

1.   Directors' report on the activities of the Company in the past year.

2.   Presentation for adoption of the annual report.

3. The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted annual report.

     The Board of Directors proposes that out of the net profit of DKK 1,795 million an amount of DKK 837 million is paid in dividends, corresponding to DKK 23 per share with a nominal value of DKK 10, while the remaining DKK 958 million are proposed to be carried forward.

4.   Election of members of the Board of Directors.

     Mr. Rex Harrington retires because of age.

     The Board of Directors proposes election of Mr. Nicos Zouvelos, Greece. Mr. Zouvelos is General Manager of Beltest Shipping Company Ltd., Cyprus.

5.   Appointment of auditor/auditors.

     The Board of Directors proposes a reduction of the number of auditors elected from two to one, cf. section 14(1) of the Articles of Association and proposes re-election, only, of:

     Deloitte Statsautoriseret Revisionsaktieselskab.

6.   Proposals from the Board of Directors:

     a. Extension of the duration of the authorisation for increase of the share capital, cf. Article 2.3 of the Articles of Association, so that it is being prolonged from 1 April 2010 to 1 April 2011.

          The proposal implies that in Article 2.3 of the Articles of Association "1 April 2010" is replaced by "1 April 2011". The proposal is motivated by a wish for maintaining the extent of the authorisation as regards duration compared to the circumstances prevailing when the authorisation was adopted at the extraordinary general meeting of the Company on 13 March 2002.

     b. Authorisation to the Board of Directors to let the Company acquire its own shares in the period until the next annual general meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

     c. The Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Copenhagen Stock Exchange A/S or any other public authority as a condition for registration or approval.

7.   Any other business and notices.

                                    * * * * *

The general meeting is only legally competent to transact business when at least 1/3 of the share capital is represented, cf. Article 9(1) of the Articles of Association of the Company.

Approval or adoption of the proposals under items 2 - 5 and item 6 b-c requires simple majority, cf. Article 9(2) of the Articles of Association of the Company.

Approval or adoption of the proposal under item 6 a requires assent from at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting, cf. Article 9(3) of the Articles of Association and Section 78 of the Danish Companies Act.

Notice convening the annual general meeting will be sent to all shareholders entered in the Company's register of shareholders and/or ADR-holders who have registered their holdings with the Company and who have made a request therefore.

The agenda and the complete proposals will be available for review at the offices of the Company at least 8 days prior to the annual general meeting and be sent to any shareholder who has made a request.

Admission cards to the annual general meeting can be obtained against presentation of appropriate proof of identification (VP reference number) no later than 4 days before the meeting from:

             Danske Bank, tel. +45 43 39 28 85, fax +45 43 39 46 69

from whom shareholders being entitled thereto pursuant to Article 7(3) in the Articles of Association can obtain voting cards within the same deadline.

However, as 4 days before the meeting is a Saturday, registration of attendance by letter or fax, received by the Company or Danske Bank no later than Tues-day 18 April 2006 at 12:00 hours will be considered as received on time.

Delay of registration of attendance due to postal delay or other delays is on the shareholder's own risk and shareholders, who have not registered their attendance within the deadline, referred to above, have no right to participate in and vote at the meeting.

              Hellerup, March 2006



              The Board of Directors

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: March 28, 2006
                                     By: /s/ Klaus Nyborg
                                     --------------------------
                                        Klaus Nyborg
                                       Chief Financial Officer










SK 03810 0001 656499